U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

_X_  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          JAMES M. ROSEL
          2809 Interstate 35 South
          San Marcos  TX   78666
2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI
3.   IRS or Social Security Number of Reporting Person (Voluntary):
          ###-##-####
4.   Statement for Month/Year:
          August 1998
5.   If Amendment, Date of Original (Month/Year)
          N/A
6.   Relationship of Reporting Person to Issuer (Mark all applicable)
     Yes ___   No ___    Director
     Yes ___   No ___    10% Owner
     Yes _X_   No ___    Officer (Title: Vice President Finance
                                         and General Counsel)
     Yes ___   No ___    Other (specify below)

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3):
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year):
          N/A
3.   Transaction Code (Instruction 8):
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3 and 4):
          3,910
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4):
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3):
          (1.) Employee Stock Option
          (2.) Warrants
2.   Conversion or Exercise Price of Derivative Security:
          (1.) $1.5630
          (2.) $2.5630
3.   Transaction Date (Month/Day/Year):
          N/A
4.   Transaction Code (Instruction 8):
          N/A
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Acquired (A):
     B.   Disposed of (D):
6.   Date of Exercisable and Expiration Date (Month/Day/Year):
     A.   Date Exercisable:   (1.)  N/A      (2.)  N/A
     B.   Expiration Date:    (1.)  N/A (2.)  January 22, 2004
7.   Title and Amount of Underlying Securities (Instructions 3 and 4):  N/A
     A.   Title:         (1.) and (2.)  Common Stock, $1.00 par value
     B.   Amount or Number of Shares  (1.)  47,667  (2.)  25,003
8.   Price of Derivative Security (Instruction 5):
          N/A
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4):
          (1.) 47,667
          (2.) 25,003 warrants to purchase 25,003 shares
10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:

     Resigned from Company effective August 31, 1998. No longer an executive officer or reporting person as of September 1, 1998.

/s/ James M. Rosel

Date:  September 10, 1998